UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 1-267

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLEGHENY ENERGY, INC.

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

ALLEGHENY ENERGY

EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allegheny Energy Employee Stock Ownership and Savings Plan

/S/ KIRK R. OLIVER
Senior Vice President and Chief Financial Officer Allegheny Energy, Inc.

Date: June 25, 2010

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Financial Statements

and Supplemental Schedule

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Participants of

the Allegheny Energy Employee Stock

Ownership and Savings Plan

Greensburg, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

June 25, 2010

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
(In thousands)	2009	2008

ASSETS

Cash and cash equivalents	$35	$45
Investments at fair value	644,554	559,494

Total cash and investments	644,589	559,539

Receivables:
Contributions receivable from participants	1,068	—
Other	30	30

Total receivables	1,098	30

Total Assets	645,687	559,569

LIABILITIES

Accrued expenses	—	24

Net assets available for benefits at fair value	645,687	559,545

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(2,156)	629

Net assets available for benefits	$643,531	$560,174

See accompanying Notes to Financial Statements.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(In thousands)	Year Ended December 31, 2009

ADDITIONS
Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$54,933
Dividends and interest income	14,217
Other	477

Contributions:
Participant	28,774
Employer	8,973
Rollovers	183

Total additions	107,557

DEDUCTIONS
Deductions from net assets:
Benefits paid to participants or beneficiaries	24,065
Administrative expenses	114
Loan administration fees paid from participants accounts	21

Total deductions	24,200

Net increase	83,357

Net assets available for benefits:
Beginning of year	560,174

End of year	$643,531

See accompanying Notes to Financial Statements.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements

As of December 31, 2009 and 2008 and

For the Year Ended December 31, 2009

NOTE 1 — DESCRIPTION OF PLAN

The following brief description of the Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has two segments: a savings segment and a stock ownership segment. The savings segment entitles participants to make pre-tax and after-tax contributions from their eligible earnings with additional matching contributions as described below provided directly by Allegheny Energy Service Corporation (“AESC”), the Plan sponsor and a wholly owned subsidiary of Allegheny Energy, Inc. (“Allegheny” or “Company”). The AESC contributions are subsequently reimbursed to AESC by its affiliates for which it provides staffing services. Company contributions to the employee stock ownership segment of the Plan ceased with the Plan year 1986.

Administration

The Plan is administered by the Employee Benefits Committee (“Fiduciary”), which is appointed by the Company’s Chief Executive Officer. Plan assets are held in trust under an arrangement with T. Rowe Price Trust Company (“Trustee” and “Custodian”) and the record keeping with respect to individual participant accounts is maintained by T. Rowe Price Retirement Plan Services, Inc., (both wholly-owned subsidiaries of T. Rowe Price Associates, Inc. which is wholly owned by T. Rowe Price Group, Inc.) based on information furnished by AESC and the participants. The investments of the Plan are managed by the Investment Committee.

Participation

All full-time employees of AESC not represented by a collective bargaining unit are eligible to participate in the Plan. Part-time and temporary employees are eligible to participate if they are scheduled to work at least 1,000 hours in a year.

Employees represented by a collective bargaining unit that has entered into a written agreement with AESC that provides for participation in the Plan are also eligible to participate.

New employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan shall be deemed to have made an election to contribute 3% for each payroll period the employee is eligible to participate in the Plan. A new employee who has automatically enrolled in the Plan and who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate “Target Fund” made available to employees under the Plan. The Target Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and an assumed retirement age of 65. The Investment Committee (“Fiduciary”), appointed by the Company’s Chief Executive Officer, has designated the Target Fund as the appropriate investment alternative for employees who have failed to make an affirmative contribution election under the Plan.

Contributions

Subject to Internal Revenue Code (“IRC”) limitations, the Plan allows each participating employee to contribute through payroll deductions from 2% to 25% of their earnings to any investment option within the Plan. These contributions may be made on a pre-tax or Roth 401(k) contribution basis. Under federal law, the maximum contribution from pre-tax or Roth after-tax earnings was $16,500 and $15,500 for 2009 and 2008, respectively, as long as that amount does not exceed 25% of the employee’s compensation. Participants who have attained age 50 before the close of the plan year are eligible to make additional catch-up contributions. An individual’s total catch-up contributions during 2009 could not exceed $5,500 on a pre-tax or a Roth 401(k) contribution basis. AESC

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

makes a matching contribution of 50% of the first 6% of participants’ pre-tax earnings deferrals and Roth 401(k) contribution deferrals into the Plan. Participants can also elect after-tax contributions up to 6% of their compensation in 1% increments. AESC does not match after-tax contributions. The Plan also permits employee rollover contributions.

Participant pre-tax and post-tax contributions are paid directly to the Trustee two to three business days after payroll is paid. AESC’s matching contribution is made to the trustee on a quarterly basis. AESC’s contributions were made in cash in 2009 and 2008. AESC’s contributions are invested in accordance with each participant’s investment election.

Allegheny Common Stock

Participants with one or more years of service have the option to have any dividend payable with respect to Allegheny common stock held on the record date for such dividend, credited to the participant’s account or paid in cash directly to the participant. Participants have voting rights for shares allocated to their accounts.

All participants have the option of either continuing to hold Allegheny common stock previously credited to their account through employer match or pre-1987 Employee Stock Ownership and Savings Plan (“ESOSP”) shares, or selling any or all of those shares and reinvesting in other investment options in the Plan.

Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of plan earnings. All amounts in participant accounts are participant directed.

Vesting

Participants are immediately fully vested in all participant contributions and earnings attributable to such contributions. Participants are fully vested in AESC’s contribution after one year of service.

Forfeitures

Any participant who terminates employment with AESC will forfeit the nonvested portion of his/her account. A forfeiture will occur at the earlier of the date the participant has received a distribution from the Plan or after five consecutive one-year breaks in service. Such forfeitures will be applied to reduce contributions made by AESC to the Plan or to offset reasonable expenses of the Plan. AESC’s employer match for 2009 was reduced by $11,123 and for 2008 was reduced by $23,174 by using forfeited contributions. At December 31, 2009 and 2008, the forfeited nonvested account totaled $38 and $4,991, respectively.

Participant Loans

An employee who has participated in the savings segment for at least one year may borrow against his or her account balance. The aggregate principal amount of an employee’s loans may not exceed the lesser of 50% of the employee’s pre-tax earnings deferrals, Roth 401(k) contributions and rollover account balance or $50,000, reduced by the difference between the highest outstanding loan balances during the preceding 12-month period and the outstanding loan balances on the date the new loan is to be made.

The loans are secured by the balance in the participant’s account. The interest rate of each loan is set at a rate 1% above the prime rate published in The Wall Street Journal on the effective date of the loan. Currently, the interest rates on outstanding loans are between 4.25% and 11.5%. Interest and principal payments are deposited into the employee’s account from payroll deductions and interest amounts paid are shown in the dividends and interest income line on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

A participant’s account in the savings and/or employee stock ownership segment of the Plan will be distributed to the participant or the participant’s designated beneficiary in a lump-sum payment either upon election to receive distribution of a deferred account or, unless deferral has been elected, upon termination of employment, retirement, or death. The participant may elect to make a withdrawal of post-tax contributions and earnings at any time. A withdrawal of an active participant’s pre-tax contribution can be made, provided that (1) the participant first withdraws all amounts in the post-tax account and (2) the withdrawal is based on an immediate financial need created by hardship.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

A participant, who retires or terminates employment (excluding death) and whose total account balance is $1,000 or more (excluding rollover contributions), may elect to defer receipt of his/her distribution no later than April 1 of the calendar year after the calendar year in which the participant attains age 70 1/2 (at which time such participant’s deferred account will be automatically distributed in the absence of his/her distribution election). Upon death, a deferred account is distributed in a lump sum to the participant’s beneficiary.

A participant who defers retirement and who has attained age 70 1/2 may elect to defer commencement of benefits to a date no later than April 1 of the calendar year following the calendar year in which his/her employment terminates.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Plan’s financial statements are presented on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles (“GAAP”).

Investments

The Plan’s investments consist primarily of investments in Allegheny common stock, shares of registered investment companies, common trust funds, and participant loans.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The Plan’s investments are generally stated at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for additional information regarding fair value measurements. Shares in registered investment companies are valued at the net asset value (“NAV”) of fund units held by the Plan at year-end based on quotes of the underlying securities in an active market. The units of common trust funds are valued at the NAV as calculated by the investment manager based upon the fair value of the underlying investments. The Company’s common stock is valued at the closing price reported by the New York Stock Exchange on the last business day of the Plan year. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is based on the fair value of its underlying investments, and contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. Participant loans are valued at their outstanding loan balances, which approximates fair value.

In accordance with GAAP, the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing an adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Management fees and operating expenses charged to the Plan for investments in the registered investment companies and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

Exempt Party-in-Interest Transactions

The Plan invests in certain funds managed by a company affiliated with the Trustee and in Allegheny common stock; therefore, these transactions qualify as exempt party-in-interest transactions that are allowable under ERISA.

Contributions Receivable

According to GAAP, contributions receivable are the amounts due, as of the date of the financial statements, to the Plan from employers or participants.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan are paid from a nonparticipant-directed account established under the Plan and funded by T. Rowe Price and by the Plan’s sponsor.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

NOTE 3 — RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Codification (ASC)

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that replaced the previous hierarchy of GAAP and established the FASB Accounting Standards Codification (“FASB Codification”) as the single source of authoritative U.S. GAAP recognized by the FASB to be applied to the financial statements of nongovernmental entities for periods ending after September 15, 2009. Securities and Exchange Commission (“SEC”) rules and interpretive releases are also sources of authoritative GAAP for SEC registrants. This guidance modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and nonauthoritative. The FASB Codification was not intended to change or alter existing GAAP. The Plan’s adoption of this guidance did not impact its financial statements.

Subsequent Events

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 is effective for periods ending after June 15, 2009. The Plan’s adoption of this guidance did not impact its financial statements.

Fair Value Measurements and Disclosure

In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported NAV. ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 for the years ended December 31, 2009 and 2008. The effect of the adoption of the ASU had no impact on the Plan’s statements of net assets available for benefits and statement of changes in net assets available for benefits.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which provides guidance related to improving disclosures about fair value measurements. The guidance requires separate disclosures of the amounts of transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reason for such transfers. In the reconciliation for Level 3 fair value measurements using significant unobservable inputs, information about purchases, sales, issuances and settlements shall be presented separately. These disclosures are effective for the Plan on January 1, 2010, except for the disclosures related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which are effective on January 1, 2011. As this guidance provides only disclosure requirements, its adoption will have no effect on the Plan’s financial statements.

NOTE 4 — FAIR VALUE MEASUREMENTS

The Plan determines the fair value of assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants and based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. This includes not only the credit standing of counterparties and the impact of credit enhancements, but also the impact of the Plan’s own nonperformance risk on its liabilities. The Plan uses a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.

Level 1	–	Quoted prices for identical instruments in active markets.

Level 2	–	Quoted prices for similar instruments in active markets;

	–	quoted prices for identical or similar instruments in markets that are not active; and

	–	model-derived valuations for which all significant inputs are observable market data.

Level 3	–	Unobservable inputs significant to the fair value measurement supported by little or no market activity.

In some cases, the inputs used to measure fair value may meet the definition of more than one level of fair value hierarchy. The lowest level input that is significant to the fair value measurement in its totality determines the applicable level in the fair value hierarchy.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

The following tables disaggregate by level within the fair value hierarchy, the fair value of the Plan’s investments by asset class as of December 31, 2009 and 2008, respectively:

	Fair Value Hierarchy Level as of December 31, 2009
(in thousands)	Level 1	Level 2	Level 3	Total

Registered investment companies (a):
Equity funds:
Domestic stock funds	$182,642			$182,642
Balanced fund	36,191			36,191
International stock fund	28,188			28,188
Target date retirement funds	95,439			95,439
Fixed income funds	62,900			62,900
Common trust funds (b):
Stable value fund		$71,791		71,791
Domestic stock fund		49,536		49,536
Allegheny common stock (b)	103,595			103,595
Participant loans		14,272		14,272

Total investments measured at fair value	$508,955	$135,599	$—	$644,554

(a)	$259,110 represents a party-in-interest to the Plan
(b)	Represents a party-in-interest to the Plan

	Fair Value Hierarchy Level as of December 31, 2008
(in thousands)	Level 1	Level 2	Level 3	Total

Registered investment companies (a):
Equity funds:
Domestic stock funds	$130,559			$130,559
Balanced fund	24,831			24,831
International stock fund	22,103			22,103
Target date retirement funds	63,074			63,074
Fixed income funds	49,918			49,918
Common trust funds (b):
Stable value fund		$67,071		67,071
Domestic stock fund		40,280		40,280
Allegheny common stock (b)	148,530			148,530
Participant loans		13,128		13,128

Total investments measured at fair value	$439,015	$120,479	$—	$559,494

(a)	$175,024 represents a party-in-interest to the Plan
(b)	Represents a party-in-interest to the Plan

NOTE 5 — INVESTMENT OPTIONS

Plan participants are able to invest in any combination of Allegheny common stock, investment options offered by T. Rowe Price Investment Company and in funds offered by Mellon Institutional Funds, PIMCO, Fidelity Investments, Allianz Global Investors, Goldman Sachs, Vanguard, Principal and Sentinel. Participants are able to have payroll-deducted salary deferrals invested and are able to voluntarily move their salary deferrals and AESC contributions into and out of the Allegheny common stock and the other investment options. The Company has put in place restrictions on the purchase or sale of Allegheny common stock to attempt to prohibit “insider trading.” “Safe harbor” periods have been established during which any transactions in Allegheny common stock by certain employees may be undertaken.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

NOTE 6 — INVESTMENTS

The following presents investments at fair value that represent 5% or more of the Plan’s net assets (dollar amounts in thousands).

	Fair Value at December 31,
	2009	2008
Allegheny Energy, Inc. common stock, 4,412,051 and 4,386,591 shares, respectively (c)	$103,595	$148,530

Registered investment companies:
T. Rowe Price Blue Chip Growth Fund, 3,452,311 and 3,427,637 shares, respectively (c)	113,132	78,870

Pimco Total Return Instl Fund, 3,477,414 and 3,156,538 shares, respectively	37,556	32,007

Spectrum Growth Fund, 2,366,937 and 2,259,471 shares, respectively (c)	36,190	(a	)

Fidelity Spartan Int’l Fund, 842,697 and 0 shares, respectively	28,188	n/a

Common Trust Funds:
T. Rowe Price Stable Value Common Trust Fund, 69,635,310 and 67,699,754 units, respectively (b) (c) (d)	69,635	67,700

T. Rowe Price Equity Index Trust Fund, 4,311,229 and 4,441,010 units, respectively (c)	49,536	40,280

(a) - Represents less than 5% of net assets available for benefits as of this date.

(b) - Includes $1 and $11, respectively, of nonparticipant-directed funds.

(c) - Represents a party-in-interest to the Plan.

(d) - Represents investment at contract value.

During 2009, the Plan’s investments appreciated (depreciated) in value, including gains and losses on investments bought and sold, as follows (dollar amounts in thousands).

(in thousands)	Year Ended December 31, 2009
Registered investment companies:
Equity funds:
Domestic stock funds	$48,306
Balanced fund	9,773
International stock fund	5,267
Target date retirement funds	19,866
Fixed income funds	6,640

Subtotal registered investment companies	89,852
Allegheny common stock	(45,423)
Common trust fund - domestic stock	10,504

Net appreciation in fair value of investments	$54,933

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

NOTE 7 — INVESTMENT IN STABLE VALUE FUND

The Plan had investments at fair value in the T. Rowe Price Stable Value Fund (“Fund”) of $71.8 million and $67.1 million at December 31, 2009 and 2008, respectively.

The Fund is a common trust fund sponsored by T. Rowe Price Trust Company. The beneficial interest of each participant is represented by units. Units of this fund are issued and redeemed daily at the Fund’s value of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

The Fund invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks and insurance companies, and other related securities. These investment contracts are intended to maximize current income consistent with the maintenance of principal while permitting participant-initiated benefit-responsive withdrawals for certain events.

Except with respect to a plan termination, an advance notice period written request is required by the Trustee in order to withdraw units from the Fund. The advance notice period for the plan to make withdrawals is at least twelve months prior to the valuation date for plans owning less than 5% of the units of the Fund and at least thirty months prior to the valuation date for a plan owning greater than 5% of the units of the Fund. The Plan currently owns less than 5% of the total units of the Fund.

The advance notice period is reduced to one day for withdrawals to pay participant distributions in accordance with plan documents which allow for distributions for loans, death, severance of employment, or other withdrawals authorized by the plan. At the Trustee’s sole discretion, the advance notice period required for nonparticipant directed withdrawals may be reduced for some or all of the units requested to be withdrawn.

If a plan terminates for reason other than disqualification as set forth below, the sponsor of the plan may elect to withdrawal amounts as of the next valuation date which is more than thirty days from the date written notice is given to the Trustee. The Trustee may value the units to be withdrawn at a value which may be less than the value of other units in the Fund. Pursuant to the contract terms, and upon “cashing in” the units, the plan may receive less than book value as proceeds.

If a participating trust is no longer a qualified trust, the Trustee shall distribute to the participating trust its entire participation in the Fund as of the next valuation date which is not more than 30 days after the date upon which the trustee is apprised of such disqualification. To the extent that the Fund must value its contracts or assets at less than book value as a result of the distribution, the value of the units will be reduced accordingly.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to quality for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund – The Fund invests in assets that are typically fixed-income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (dollar amounts in thousands):

	December 31, 2009	December 31, 2008

Net assets available for benefits per the financial statements	$643,531	$560,174
Adjustment from contract value to fair value for fully benefit-responsive T. Rowe Price Stable Value Common Trust Fund	2,156	(629)
Loans that have been deemed distributed	(240)	—

Net assets available for benefits per the Form 5500	$645,447	$559,545

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 (dollar amounts in thousands):

For the Year Ended December 31, 2009

Increase in net assets available for benefits per the financial statements	$83,357
Adjustment from contract value to fair value for fully benefit-responsive T. Rowe Price Stable Value Common Trust Fund	2,785
Loans that have been deemed distributed	(240)

Net income per Form 5500	$85,902

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value.

NOTE 9 — PLAN TERMINATION PROVISIONS

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right to amend or terminate the Plan, subject to the provisions of ERISA, without the consent of any employee, participant, beneficiary, or other person, provided that no such amendment or other modification to the Plan shall make it possible for any part of the Plan’s funds to be used for, or diverted to, purposes other than for the exclusive benefit of participants and beneficiaries under the Plan (other than such part as is required to pay administrative expenses). In the event of plan termination, all participants will become fully vested in their account balances. The Plan is neither subject to nor insured by the Pension Benefit Guaranty Corporation established by ERISA.

NOTE 10 — FEDERAL INCOME TAX STATUS

The Company received a favorable determination letter from the Internal Revenue Service (IRS) dated January 14, 2008, stating that the Plan and the related trust were designed in accordance with applicable sections of the IRC and remained exempt from federal income tax. The Company and the Plan administrator believe that the Plan continues to qualify and operate in accordance with applicable provisions of the IRC and accordingly no provision for income taxes has been included in the Plan’s financial statements.

NOTE 11 — RISKS AND UNCERTAINTIES

The Plan provides for various investment instruments in participant directed funds. These investment instruments include Allegheny common stock, equity funds, target date retirement funds, fixed income funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and in the statement of changes in net assets available for benefits.

NOTE 12 — NET ASSET VALUE PER SHARE

The category, fair value, redemption frequency and redemption notice period for those assets whose fair value is not readily determinable, and the fair value is estimated using the NAV per share as of December 31, 2009 and 2008 was as follows:

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

	Fair Value Estimated Using Net Asset Value per Share
(In thousands)	December 31, 2009
Investment	Fair Value (a)	Participant Directed Redemption Frequency	Participant Directed Redemption Notice Period

Common Trust Funds:
Stable Value Fund (b)	$71,791	Immediate (d)	None (d)
Equity Index Fund (c)	49,536	Immediate (e)	None (e)

Total	$121,327

	Fair Value Estimated Using Net Asset Value per Share
(In thousands)	December 31, 2008
Investment	Fair Value (a)	Participant Directed Redemption Frequency	Participant Directed Redemption Notice Period

Common Trust Funds:
Stable Value Fund (b)	$67,071	Immediate (d)	None (d)
Equity Index Fund (c)	40,280	Immediate (e)	None (e)

Total	$107,351

(a)	The fair values of the investments have been valued at the NAV as calculated by the investment manager based upon the fair value of the underlying investments.
(b)	The Stable Value Fund invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks and insurance companies, and other related securities. These investment contracts are intended to maximize current income consistent with the maintenance of principal while permitting participant-initiated benefit-responsive withdrawals for certain events.
(c)	The Equity Index Fund strategy seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States as represented by the Standard & Poor’s 500 Composite Stock Index.
(d)	See Note 7 for restrictions related to nonparticipant directed withdrawals from the Stable Value Fund due to plan terminations, disqualification of a trust and advance notice period.
(e)	Under the terms of the Declaration of Trust, for nonparticipant directed withdrawals, owners of units in the T. Rowe Price Equity Index Trust (“Index Trust”) are required to provide at least a ninety day advance written notice to the Trustee prior to the redemption of Index Trust units. The notice period may be shortened or waived by the Trustee in its sole discretion.

NOTE 13 — SUBSEQUENT EVENTS

On February 10, 2010, Allegheny entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FirstEnergy Corp. (“FirstEnergy”) and Element Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of FirstEnergy. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Allegheny (the “Merger”), with Allegheny becoming a wholly owned subsidiary of FirstEnergy. The Merger is intended to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Notes to Financial Statements (continued)

December 31, 2009 and 2008

Upon completion of the Merger, FirstEnergy will issue to Allegheny stockholders 0.667 of a share of FirstEnergy common stock for each share of Allegheny common stock held prior to the Merger. This ratio is fixed and will not be adjusted to reflect stock price changes prior to completion of the Merger.

Completion of the Merger is subject to various customary conditions, including, among others, (i) requisite approvals of Allegheny and FirstEnergy stockholders, (ii) effectiveness of the registration statement for the FirstEnergy common stock to be issued in the Merger, (iii) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, (iv) receipt of all required regulatory approvals from, among others, the Federal Energy Regulatory Commission and certain state public service and utility commissions, (v) the absence of any governmental action challenging or seeking to prohibit the Merger, and (vi) the absence of any material adverse effect with respect to either Allegheny or FirstEnergy.

FirstEnergy filed with the Securities and Exchange Commission a registration statement on Form S-4 containing a preliminary joint proxy statement and prospectus relating to the proposed Merger on March 23, 2010 and filed Amendment No. 1 to the Form S-4 on June 4, 2010. Allegheny and FirstEnergy currently anticipate completing the merger in the first half of 2011.

ALLEGHENY ENERGY EMPLOYEE STOCK

OWNERSHIP AND SAVINGS PLAN

Plan Number: 002

Employer Identification Number: 13-1993896

Form 5500, Schedule H, Part IV, Line 4(i): Schedule of Assets (Held At End of Year)

as of December 31, 2009

(a)	(b)	(c )	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Common stock:
*	Allegheny Energy, Inc.	Common Stock	$103,594,950
	Common trust funds:
*	T. Rowe Price	Stable Value Fund	71,791,180
*	T. Rowe Price	Equity Index Trust	49,536,021
	Registered investment companies:
	Equity funds:
*	T. Rowe Price	Blue Chip Growth Fund	113,132,241
*	T. Rowe Price	Spectrum Growth Fund	36,190,473
	Fidelity Investments	Fidelity Spartan Int’l Index Fund	28,188,205
	Mellon Institutional Funds	Dreyfus/Boston Company Small Cap Value Fund	23,051,130
	Allianz Global Investors	Allianz NFJ Dividend Value Fund	18,274,420
*	T. Rowe Price	Mid Cap Growth Fund	9,718,388
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund	7,431,257
*	T. Rowe Price	Small Cap Value Fund	4,629,712
	Sentinel	Sentinel Small Company Fund	3,687,330
	Principal	Principal Small Cap S&P 600 Index Fund	2,272,278
	Principal	Principal Mid Cap S&P 400 Inst Fund	445,452

	Subtotal Equity funds		247,020,886

	Target date retirement funds:
*	T. Rowe Price	Retirement 2020 Fund	24,940,654
*	T. Rowe Price	Retirement 2015 Fund	18,776,857
*	T. Rowe Price	Retirement 2025 Fund	13,764,569
*	T. Rowe Price	Retirement 2010 Fund	11,962,516
*	T. Rowe Price	Retirement 2030 Fund	11,189,852
*	T. Rowe Price	Retirement 2035 Fund	5,340,942
*	T. Rowe Price	Retirement 2040 Fund	2,854,313
*	T. Rowe Price	Retirement Income Fund	2,346,469
*	T. Rowe Price	Retirement 2045 Fund	1,911,391
*	T. Rowe Price	Retirement 2005 Fund	1,372,529
*	T. Rowe Price	Retirement 2050 Fund	806,778
*	T. Rowe Price	Retirement 2055 Fund	172,509

	Subtotal Target date funds		95,439,379

	Fixed income funds:
	PIMCO	PIMCO Total Return Fund	37,556,069
	Fidelity Investments	Fidelity Advisor Strategic Income Fund	24,551,086
	Vanguard	Vanguard Inf Protected Sec Fund	792,673

	Subtotal Fixed income funds		62,899,828

	Total investments at fair value		630,282,244
*	Participant Loans with range of interest rates from 4.25% to 11.5%, with maturities from 2010 to 2035		14,271,618

	Total investments at fair value including loans		$644,553,862

*	Represents a party-in-interest for which a statutory exemption exists.